UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number:				Date examination completed:

		814-00626			August 31, 2003

2.	State Identification Number:

	AL	AK	AZ	AR	CA	CO

	CT	DE	DC	FL	GA	HI

	ID	IL	IN	IA	KS	KY

	LA	ME	MD	MA	MI	MN

	MS	MO	MT	NE	NV	NH

	NJ	NM	NY	NC	ND	OH

	OK	OR	PA	RI	SC	SD

	TN	TX	UT	VT	VA	WA

	WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Oxford Finance Corporation

4.	Address of principal executive office (number, street, city, state, zip code):

133 North Fairfax Street, Alexandria, VA 22314

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Management on Compliance with Rule 17f-2 of the
Investment Company Act of 1940

September 26, 2003

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102

To Whom it May Concern:

     We, as members of management of Oxford Finance Corporation (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2003, and from December 31, 2002 (date of conversion to an Investment Company under the Act) through August 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003, and from December 31, 2002 through August 31, 2003, with respect to securities and similar investments reflected in the investment account of the Company.

Oxford Finance Corporation

By:

  /s/ J. Alden Philbrick

J. Alden Philbrick
Chief Executive Officer

  /s/ Michael J. Altenburger

Michael J. Altenburger
Chief Financial Officer

  /s/ Mark Davis

Mark Davis
Controller

Report of Independent Accountants

To the Board of Directors of
Oxford Finance Corporation

We have examined management’s assertion, included in the accompanying “Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940,” that Oxford Finance Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “Act”) as of August 31, 2003. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002 through August 31, 2003:

•	Count and inspection of all securities located in the vault of the Company in Alexandria, VA, without prior notice to management;

•	Confirmation of all securities and similar investments held in book entry form by Riggs Bank and Farmers Mechanics Bank;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents;

•	Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Oxford Finance Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Oxford Finance Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

September 26, 2003